Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

RCR Wireless – Interview with Pardeep Kohli on Mitel Acquisition

Mobile World Congress 2015

If you look at most of the places where the convergence actually started with a lot of features, that was in the enterprise space. Mitel actually provides unified communications (UC) in PBX and enterprise. They have been serving in the enterprise market since the company started in 1972 and have over a billion dollars of revenue. They have been very focused on enterprise.

When I was looking at how do we actually scale, for us, the issue is we sell to service providers. Obviously each geography has two or three players or in some cases, more than that. For us to reach out to a number of countries in a number of places, we needed to scale more than where we are. Last year we did $130M with only 1,300 people. We can only be in certain geographies with the resources we have, and we compete with companies like Ericsson, Alcatel, and Nokia. So, we needed bigger scale to reach out and provide our technology to other players.

We were looking for a partner which has the same DNA, and they have the same DNA. They have converted the enterprise market from non-IP to IP. They have provided UC-type of applications in an enterprise environment. They will enable us with resources so we can offer similar technologies and work with a number of operators in different places. That’s the whole idea of the acquisition.

It’s very interesting actually in how the mobile industry has been working so far. If you look back from the first generation, second generation, and third generation, these phones are pretty dumb. They all had a very little screen with nine buttons. Companies like Ericsson and Nokia were defining standards. All those standards could do was very simple like make a call, call waiting and three-way calls. Everything you could do on this phone was defined in some standard which was developed together between an operator and a big vendor.

But if you look at the IT or IP world, there are no standards. It’s like the Wild West. People can do anything they want and be creative. With the 4G LTE, it is actually going from a controlled environment to an open, innovative environment which means there is no reason today you can’t do anything.

Today for example, when you do 4G LTE and Voice over LTE, this dialer, which comes with this phone, is still limited to do the same things that the 3G phone does. All I can literally do is what 3G phones does except that it’s happening on IP.

If you look at enterprise, look at the fancy phones which Mitel makes. You can do a lot more stuff. Similarly they actually make desktop clients, similar to what Microsoft can do with Lync for example. There is no reason we cannot take this device and hijack this dialer and offer features which are much more broad than standards define or what people are embedding in these phones today.

We will be able to synergize on a number of things which happened in enterprise 10 years ago but have not reached out to the service provider yet. Today a number of companies are offering over-the-top (OTT) applications There are a bunch of PBX vendors who offer an app and you can download an app which can do a lot more than what this dialer can do. There is no reason why all those functions can’t come native in this phone.

We have seen what they have done in enterprise. Just think of a maximum enterprise as ten thousand or a hundred thousand users. Think of what enterprise can do and offer it to tens of millions of users in a native IP format and make it available to all the consumers by a carrier is what we want to achieve.

Mavenir Systems is nine years old with 1,300 people. What we are focused on as the carriers are deploying 4G LTE is that they are also migrating all their existing services like voice, SMS, MMS, voicemail onto LTE. The way LTE is different from the previous technology is that it is a pretty flat IP network which means that whatever the previous generation thinks we are getting done using non-IP technologies, they have all had to be redone.

This is no different than what people went through in their homes 5-10 years ago. They used to have analog lines and that got converted into IP. Same thing happened in enterprises. People used to have separate lines for internet and separate for phone lines. Now everything in most enterprise is all-IP.

Exactly the same thing is happening in wireless now. 2G and 3G phones were non-IP based. Now 4G LTE will be IP based, which means you need new infrastructure, which is all-IP based for making a voice call. You may have heard of Voice over LTE – that’s what that means. Similarly, all the messaging and everything else is done on IP. More importantly, once this phone becomes an IPN point, there is not much difference left between a computer and this phone. In fact, these phones are pretty powerful and you can do a lot with the screen you have. You can check your email. People have internet access through this. There is no reason you can’t do what people do on their laptops using Skype or Yahoo! Messenger or any of those OTT applications, you can do on these phones as well. What that means is that as this phone becomes more of a device of choice among consumers, there is a fight over who occupies the space. Who can provide services on this phone on an IP network?

Either it is going to be an operator doing it – companies like Vodafone, AT&T or T-Mobile. If you are a subscriber of those service providers, then either they will be providing the service or they will just become a pipe and OTT guys will provide the service, like Whatsapp or Skype-type of companies coming in. That’s a very interesting transformation.

What we do is enable operators to fight with OTT players because they need the technology to be able to do exactly what OTT guys can do. We provide technologies, for example, like RCS which is no different than Whatsapp can do. Once you are an RCS client, it can do file sharing, image sharing, and group messaging. An operator can do what an OTT guy can do. Similarly video calling, video conferencing and all the UC-type of applications — screen sharing, file sharing, and those kind of things. Effectively an operator can be at the same level as an OTT player, it’s just that they have to transform their network. Their network is all non-IP based and has to be converted into providing those applications and that’s what we provide.

Operators can’t go to Yahoo! or Skye and say, “Give me the technology.” They need a technologies partner, and we are a partner for a number of operators.

To see the video of this interview please visit: https://youtu.be/tQxQXPCKFx0, .

https://www.youtube.com/watch?v=tQxQXPCKFx0&feature=youtu.be&a

https://www.youtube.com/watch?v=mvRYepxMZQA

https://www.youtube.com/watch?v=p6Gl0thDxyI

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.